601 Lexington Avenue
New York, New York 10022

(212) 446-4800	Facsimile:
(212) 446-4900
www.kirkland.com

May 31, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention:	Mr. Justin Dobbie
Ms. Tonya K. Aldave

Re:	Armored AutoGroup Inc.
Registration Statement on Form S-4
Filed April 13, 2012
File No. 333-180736

Dear Mr. Dobbie and Ms. Aldave,

This letter is being furnished on behalf of Armored AutoGroup Inc., a Delaware corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 10, 2012 to J. Andrew Bolt, Executive Vice President and Chief Financial Officer of the Company, with respect to the Company’s Registration Statement on Form S-4 (File No. 333-180736) (the “Registration Statement”) that was filed with the commission on April 13, 2012.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.  For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.  Amendment No. 1 has been revised to reflect the Company’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment

No. 1, except as otherwise noted.  We have enclosed a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the initial filing of the Registration Statement.

General

1.               Staff’s comment:  Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•                  Describe how and when a company may lose emerging growth company status;

•                  Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•                  State your election under Section 107(b) of the JOBS Act:

•                  If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•                  If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on the prospectus cover page to disclose that the Company qualifies as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”).  Additionally, the Company has revised the disclosures on pages 39, 40 and 52 to further describe how and when the Company may lose emerging growth company status, the various exemptions that are available to the Company, and the Company’s irrevocable election to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

2.               Staff’s comment:  We note that you are registering the exchange of 9.25% Senior Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response:  Based upon the Staff’s comment, the Company is providing the Staff with a supplemental letter stating that the Company is registering the exchange offer in reliance on the Staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993) with representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

3.               Staff’s comment:  Please revise to include information required by Item 102 of Regulation S-K.

Response: Based upon the Staff’s comment, the Company has revised the disclosures on pages 83 and 84 to include information required by Item 102 of Regulation S-K.

4.               Staff’s comment:  Please advise us whether the data provided by NPD Group, Inc. and Nielsen Holdings N.V. was obtained from market reports commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement. Please also provide us with copies of these industry reports.

Response:  We respectfully advise the Staff that the data provided by NPD Group, Inc. and Nielsen Holdings N.V.’s market reports were not commissioned by the Company and were not prepared specifically for inclusion in the prospectus.  Copies of these reports are being provided to the Staff supplementally under separate cover.

5.               Staff’s comment:  Please revise your Summary, MD&A, and Business sections to remove marketing language that is not objectively verifiable in discussing your products. We note, for example, “high-quality” product line, “strong brand equity,” and “high-quality product formulations.” Otherwise, please revise to characterize these statements as beliefs.

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages 1, 3, 46, 47, 75 and elsewhere in the Registration Statement to remove marketing language that is not objectively verifiable in discussing the Company’s products or to characterize such statements as beliefs.

6.               Staff’s comment:  We note that you have included numerous factual assertions about the company, its products and the industry in which it operates in your Summary, MD&A, and Business sections without providing a source of the information used in the prospectus. For each factual assertion please revise to identify the source and provide us with a copy of the source.

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages 2, 4, 75, 76 and elsewhere in the Registration Statement either to identify the source of certain factual assertions about the Company, its products and the industry in which it operates in the Registration Statement or to remove such factual assertions.  Additionally, copies of such documents are being provided to the Staff supplementally under separate cover.

Cautionary Statement Regarding Forward-Looking Statements, page ii

7.               Staff’s comment:  The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.  See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.  Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page ii to delete the reference to the safe harbor.

Market Share, Ranking and Industry Data and Forecasts, page iv

8.               Staff’s comment:  Please revise to delete the last sentence in this section starting with “[w]e cannot guarantee the accuracy or completeness of such information contained in this prospectus.”

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page iv to delete the last sentence.

Summary, page 1

9.               Staff’s comment:  We note that you have incurred losses in the last two fiscal years.  Please revise to include your losses for fiscal years 2011 and 2010 in your Summary and Business sections.

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages 1 and 75 to include the Company’s losses for the period from November 5, 2010 and the fiscal year ended December 31, 2011, the periods for which the Company operated as a stand-alone entity post Acquisition.

Company overview, page 1

10.         Staff’s comment:  You state that Armor All and STP have the #1 and #3 positions in their categories, respectively. Please revise to clarify how these positions are measured.

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages 1, 46 and 75 to clarify that Armor All and STP’s #1 and #3 positions, respectively, are measured in terms of value share.

11.         Staff’s comment:  We note the statement in the first paragraph regarding the myriad of products your brands offer. Please quantify the number of products you offer or explain why you believe “myriad” is an accurate characterization.

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages 1, 46 and 75 to quantify the number of products the Company offers.

Risk Factors, page 17

12.         Staff’s comment:  We note your disclosure that the “risks and uncertainties described below are not the only risks and uncertainties that [you] face.” All material risks should be discussed in this section. Please revise this paragraph to clarify that you have discussed all known material risks.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 16 to remove the reference that the risks and uncertainties described in the “Risk Factors” section are not the only risk and uncertainties that the Company faces.

We operate under an FTC consent order, page 34

13.         Staff’s comment:  We note that you may become subject to significant fines and penalties if you are found in violation of the FTC consent order. If possible, please revise to provide an estimate of the amount of the fines and penalties you may incur or a discussion of how the fines and penalties would be calculated.

Response:  We respectfully advise the Staff that while the Company is still subject to the consent order, it is not currently the subject of any Federal Trade Commission (“FTC”) investigation nor has the FTC raised any issues about the Company’s advertising practices.  Without additional information pertaining to the extent and/or nature of any such violation of the consent order, it would be impossible to calculate or predict the amount of any fine or penalty that might be negotiated or applied in the event of a violation.  Additionally, Clorox instituted certain compliance practices to ensure compliance with the order which have been continued by the Company since the Acquisition.

Ratio of Earnings to Fixed Charges, page 41

14.         Staff’s comment:  Please revise to disclose the components of your “fixed charges” for each period presented in the calculations of the ratio of earnings to fixed charges included on page 41.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 41 to disclose the components of the Company’s “fixed charges” for each period presented in the calculations of the ratio of earnings to fixed charges.

15.         Staff’s comment:  Since the ratio of your earnings to cover fixed charges is less than one-to-one coverage for the period from November 5, 2010 to December 31, 2010 and for the year ended December 31, 2011, please revise to disclose the dollar amount of your deficiency of earnings to cover fixed charges for each of these periods rather than a ratio of earnings to fixed charges. Refer to the guidance outlined in Item 503(d)(2) of Regulation S-K.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 41 to disclose the dollar amount of the Company’s deficiency of earnings to cover fixed charges for each of the periods from November 5, 2010 to December 31, 2010 and for the year ended December 31, 2011, rather than a ratio of earnings to fixed charges.

Capitalization, page 43

16.         Staff’s comment:  Please explain why the remaining unamortized discount disclosed in footnote (1) on page 43 of $8.1 million does not agree to the discount of $17.7 million reflected in the table in Note 7 on page F-27 of the financial statements. If there is also a discount associated with the 9.25% Senior Notes, please revise to provide footnote disclosure to the capitalization table disclosing the amount of such unamortized discount.

Response:  We respectfully advise the Staff that the Company’s original submission of the Registration Statement did not include a disclosure of the unamortized discount associated with the 9.25% Senior Notes. Based upon the Staff’s comment, the Company has revised the disclosure on page 43 to disclose the unamortized discount associated with the 9.25% Senior Notes. The Company has also updated the table to March 31, 2012 so that the sum of the discounts in the footnotes to the table agree to the discount in Note 6 of the Notes to Condensed Consolidated Financial Statements as of March 31, 2012.

Selected Historical Financial Data, page 44

17.         Staff’s comment:  Please revise to clearly “blackline” the summary and selected historical financial and other data of the predecessor entity from that of the successor entity. Your financial statements included elsewhere in the registration statement should be similarly revised.

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages 15, 45 and elsewhere in the Registration Statement to clearly “blackline” the financial and other data of the predecessor entity from that of the successor entity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Critical Accounting Policies, page 48

18.         Staff’s comment:  We note your section on critical accounting policies. It appears that the items included are a mere repetition of your note on Significant Accounting Policies. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. Please revise accordingly.

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages 48 through 52 to focus on the sensitivity aspects of the Company’s critical accounting policies, in accordance with FR-60.

Unaudited Pro Forma Statement of Operations, page 51

19.         Staff’s comment:  Please revise the introductory paragraph to disclose the significant terms of the acquisitions transaction that is reflected in the pro forma statement of operations for 2010. Also, as many of the pro forma adjustments are based on the change in basis that resulted from the acquisition transaction, please revise the notes to the pro forma financial information to include a purchase price allocation for the acquisition transaction.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 53 to disclose the significant terms of the Acquisition that is reflected in the pro forma statement of operations for the fiscal year ended December 31, 2010.  Additionally, the Company has revised the disclosures in the notes to the pro forma financial information on pages 55 through 58 to include purchase price allocations for the Acquisition.

20.         Staff’s comment:  Refer to footnote 1(a). Please tell us and revise footnote 1(a) to disclose the number and significant terms of the share-based compensation awards made under the new plan. As part of your response and your revised disclosure, you should also explain how you calculated or determined the amount of the pro forma adjustments for compensation expense associated with awards under the new plan.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 55 to disclose the number and significant terms of the share-based compensation awards made under the new plan and how the amount of the pro forma adjustments for compensation expense associated with awards under the new plan was calculated or determined.  We respectfully advise the Staff, that grants made under Successor’s new share-based plan following the Acquisition include both time-based and performance-based vesting components.  The 5,445,000 granted time-based options to purchase Parent’s common stock are subject to a five year vesting schedule, while the 9,849,000 granted performance-based options to purchase Parent’s common stock vest subject to a liquidity event, specifically an initial public offering or a change in control, as defined in the new plan, and the attainment of certain specified returns on capital to the Company’s shareholders.  All options expire ten years from the date of grant.

Compensation expense related to time-based options are reflected with a weighted average fair value per share of $0.21 estimated at the grant date using the Black-Scholes option-pricing model with certain assumptions, as disclosed on page 55 of Amendment No.1.  We respectfully advise the Staff that the Company has concluded that the liquidity event is a performance condition, for which compensation would not be recognized until the performance condition is probable of occurring.  With reference to ASC 805-20-55-50 through 55-51, the Company believes that compensation expense should be deferred until consummation of the liquidity event even when it becomes likely that it will occur.  As a result, compensation expense on performance-based options will not be recognized until the attainment of such liquidity event, as discussed above.

21.         Staff’s comment:  In a related matter, please advise us and revise your disclosure to describe the nature of the liquidity events that may impact the recognition of expense for awards issued under the new share based compensation plan. Your response and your revised disclosure should also explain the reasons why management is unable to conclude whether they are probable of occurring. We may have further comment upon reviewing your response.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 55 to describe the nature of the liquidity events that would impact the recognition of expense for awards issued under the new share based compensation plan.  Additionally, we respectfully advise the Staff that, as previously noted in response to comment 20 above, compensation expense on performance-based options will not be recognized until attainment of such liquidity event.

22.         Staff’s comment:  Refer to footnote 1(d).  Please tell us and revise Note 1(d) to disclose the method and significant assumptions used to compute the pro forma impact to amortization of intangibles and cost of products sold from the recognition of intangibles and to the step- up of property and equipment to fair value.  Your revised disclosure should indicate both the amount of the intangibles and step up in fair value of property and equipment recognized and the useful lives over which such amounts are being recognized as expense.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 56 to disclose the method and significant assumptions used to compute the pro forma impact to amortization of intangibles and cost of products sold from the recognition of intangibles and to the step-up of property and equipment to fair value.

23.         Staff’s comment:  Refer to footnote 1 (g)(4).  Please revise to disclose the amount of deferred debt costs recognized and the method and amortization period over which such costs will be amortized to expense.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 57 to disclose the amount of deferred debt costs recognized and the method and amortization period over which such costs will be amortized to expense.

24.         Staff’s comment:  Refer to footnote 1(h).  Based on the effective tax rate of 38% disclosed in footnote (h), we are unable to determine how pro forma adjustment (h) was calculated or determined.  Please advice or revise as appropriate.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 57 to disclose that the pro forma adjustments were net of acquisition-related charges disallowed for income tax purposes and primarily at the blended U.S. federal and state tax rate of 37.6%.

25.         Staff’s comment:  Under Certain Relationships and Related-Party transactions on page 93, you indicate that in connection with the acquisition, you entered into an employment agreement with Mr. David P. Lundstedt, your Chairman of the Board of Directors, President, and Chief Executive Officer.  It is not clear whether Mr. Lundstedt’s renewed compensation package has been reflected in the pro forma adjustments, as this agreement was directly associated with the acquisition and will have a continuing impact on your operations.  Please revise your pro forma statement of operations for 2010 to include the applicable pro forma adjustments giving effect to this revised compensation agreement and revise the notes to the pro forma financial information to disclose the significant terms of this agreement.  Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages 54 and 58 to disclose the pro forma adjustments giving effect to the revised compensation agreement with Mr. Lundstedt and the significant terms of such agreement.

26.         Staff’s comment:  Similarly, it appears that you entered into a consulting relationship with Mr. McIlvaine, your Director and Industry Executive of Avista, to provide consulting services.  As this agreement appears to be directly associated with the acquisition, and will have a continuing impact on the company’s operations, please revise your pro forma financial statements to include the applicable pro forma adjustments giving effect to this agreement and disclose the significant terms of this agreement in the notes to the pro forma financial information.

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages 54 and 58 to disclose the pro forma adjustments giving effect to the consulting agreement with Mr. McIlvaine and the significant terms of such agreement.

Results of operations, page 55

27.         Staff’s comment:  We note that your discussion of the changes in the results of operations focuses on sales and gross profit, without a separate discussion of cost of sales.  Please revise to also discuss and analyze cost of sales.  Because gross profit is impacted by both sales and cost of sales, we believe a separate discussion of cost of sales results is necessary and appropriate.

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages 59, 62 and 63 to also discuss and analyze cost of products sold.

28.         Staff’s comment:  With respect to changes in various revenue and expense line items, to the extent any changes can be attributed to more than one factor, revise your disclosures to separately quantify and discuss factors responsible for these changes.  This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in revenues and expense categories and resultant operating earnings.  Please note that even when total amounts do not materially vary from period to period, the impacts of material variances that offset each other should be separately disclosed, quantified, and discussed (not netted).

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages 59 through 62 to separately quantify and discuss factors responsible for changes in revenue and expense line items to the extent that it is able to reliably do so.  We respectfully advise the Staff that in this effort, the Company necessarily focused on the more current Successor periods 2011 and 2012 and have specifically added quantitative and qualitative analysis with respect to its selling and administrative expenses for the quarter ended March 31, 2012 on page 59, its net sales for the year ended December 31, 2012 on page 62 and its selling and administrative expenses for the year ended December 31, 2012 on page 63.

Due to limitations on the availability of historical information the Company is unable to more comprehensively quantify or better insightfully discuss the specific factors identified attributable to the changes in various sales and expense line items without expending considerable time, effort and resources. Notably, the requisite information required with respect to Predecessor periods was not obtained at the time of the Acquisition, is not currently available, nor are executives who were familiar with the business acquired in the Acquisition available on account of changes in and turnover of Clorox staff.

However, the Company is currently collecting information to better quantify factors responsible for changes in its revenues and expenses and fully intends to be in a position to better analyze and describe relative contributions of multiple components to such changes in the Company’s sales and expenses in the future so as to better inform its investors.

29.         Staff’s comment:  Please expand your discussion of net sales to explain what you mean by “reduced merchandising support” and more specifically describe the “adverse weather conditions” that impacted your sales volume.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 62 to further explain what is meant by “reduced merchandising support” and to more specifically describe the “adverse weather conditions” that impacted the Company’s sales volume.

Business, page 67

30.         Staff’s comment:  You disclose in the risk factors section on page 34 that you operate under an FTC consent order.  Please include a discussion of the terms of the consent order and how it impacts your business in this section.  Please also file the order as an exhibit to the registration statement or explain why you believe this is not required.

Response:  We respectfully advise the Staff that while the FTC consent order cites a number of false or misleading statements which appeared in STP advertising in the 1970s and early 1990s, the Company’s compliance with the general laws governing false advertising will satisfy all of the obligations under the consent order.  The Company reviews and substantiates advertising in the ordinary course of its marketing and sales activities and as a result the existence of the FTC consent order has no greater impact on its business than any other company that is engaged in advertising and also subject to the same general laws prohibiting false advertising.  Accordingly, the Company does not believe that the FTC consent order is material and is not required to be filed as an exhibit.

Our competitive strengths, page 68

31.         Staff’s comment:  Please revise to explain your disclosure that you “are either a category captain or category advisor to many of [your] accounts.”

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages 3 and 77 to explain the Company’s disclosure that it is “either a category captain or category advisor to many of [its] accounts.”

Marketing Campaigns and Strategies, page 72

32.         Staff’s comment:  Please revise the second full paragraph on page 73 to describe your associations with some of the most famous names in motorsports.  Otherwise, please eliminate these references.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 81 to more fully describe the Company’s associations with some of the most famous names in motorsports.

Raw materials, page 74

33.         Staff’s comment:  We note the first risk factor on page 34 regarding your suppliers.  In this section, please identify your single-source suppliers and the materials supplied.

Response:  We respectfully advise the Staff that while the Company has contracted with a limited base of third-party contract manufacturers, logistics and procurement service providers, in an effort to efficiently manage its distribution and supply chain network, the Company respectfully submits that if any such current third-party contract manufacturer, logistics and procurement service provider were unable or unwilling to fulfill its obligations, the Company believes that it could arrange for alternative service providers with minimal interruption or cost to its business because there are many third-party contract manufacturers, logistics and procurement service providers in the industry. Accordingly, the Company does not believe the identity of those supplies would be material to investors.

Summary Compensation Table, page 87

34.         Staff’s comment:  We note that certain of your named executive officers received option awards in 2011 pursuant to your 2010 Equity Plan.  Please explain why you have not included a Grants of Plan-Based Awards table pursuant to Item 402(d) of Regulation S-K or a discussion of the vesting schedule, including performance-based conditions, pursuant to Item 402(e) of Regulation S-K.

Response:  Based upon the Staff’s comments, the Company has revised the disclosure on page 96 to include a Grants of Plan-Based Awards table pursuant to Item 402(d) of Regulation S-K and a discussion of the vesting schedule, including performance-based conditions, pursuant to Item 402(e) of Regulation S-K.

Terms of the Exchange Offer; Period for Tendering Outstanding Old Notes, page 98

35.         Staff’s comment:  Please revise to disclose that the notice announcing an extension of the exchange offer will disclose the number of securities tendered as of the date of the notice.

Response:  Based upon the Staff’s comments, the Company has revised the disclosure on page 108 to disclose that any notice announcing an extension of the exchange offer will disclose the number of securities tendered as of the date of the notice.

Conditions on the Exchange Offer, page 102

36.         Staff’s comment:  We note that you may determine in your “sole reasonable judgment” or “sole reasonable discretion” whether certain offer conditions have occurred or are satisfied.  Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Response:  Based upon the Staff’s comments, the Company has revised the disclosures on pages 111 and 112 to remove the references that the Company may determine in its “sole reasonable judgment” or “sole reasonable discretion” whether certain offer conditions have occurred or have been satisfied.

Consequences of Tendering Old Notes, page 172

37.         Staff’s comment:  Please revise the second paragraph in this section to delete the statement that the discussion is “for general information only.”

Response:  Based upon the Staff’s comments, the Company has revised the disclosure on page 181 to delete the statement that the discussion is “for general information only.”

Consolidated Statement of Cash Flows, page F-6

38.         Staff’s comment:  We note from your statement of cash flows for the year ended December 31, 2011 that you have reflected the change in your book overdraft as a component of cash flows from operating activities.  Please tell us why you believe it is appropriate to reflect such amount as a component of operating activities rather than in financing activities pursuant to the guidance in AICPA Technical Practice Aid Section 1300.15.

Response:  We respectfully advise the Staff that at December 31, 2011, the Company’s book overdraft represents outstanding checks on its checking account in excess of funds on deposit in the related account. It does not represent overdraft borrowings from the bank. As the right of offset does not exist, the book overdraft is classified as a current liability on the balance sheet and is stated separately in accordance with Rule 5-02(20) of Regulation S-X. The Company did not have a bank or book overdraft in any of the other periods presented in its Registration Statement.

In determining the classification of changes in the book overdraft account on the statement of cash flows, the Company considered AICPA Technical Practice Aid (TIS Section 1300.15), “Presentation of Cash Overdraft on Statement of Cash Flows,” which provides that a net change in overdrafts should be classified as a financing activity in the statement of cash flows. This guidance appears to address only bank overdrafts (i.e., a negative bank account balance resulting from overdrawn positions). In the case of a bank overdraft, it appears appropriate that a company would show the net change in overdraft accounts related to a bank overdraft as a financing activity. However, if a company is in a book overdraft position (i.e., a credit balance exists in the general ledger as a result of issuing checks in excess of the bank account balance), but has a positive bank account balance, as is the case with the Company as of the balance sheet date, the Company determined it appropriate to show the net change during the period as an operating activity on the statement of cash flows.   Such reporting is analogous to the presentation of accounts payable on the statement of cash flows. This position is further supported by the fact that at the time of the book overdraft, the Company has no financing activity with the bank (i.e., the bank has not extended credit as would be the case if the bank account were overdrawn) that would represent proceeds from short-term borrowings as defined in ASC 230-10-45-14.

Note 2-Related Party Transactions, page F-18

39.         Staff’s comment:  We note from the disclosure included in Note 2 that during the Predecessor periods, all Clorox funding to you has been accounted for as capital contributions from Clorox and all cash remittances to you have been accounted for as distributions to Clorox.  Accordingly, no cash, debt or related interest charges from Clorox were reflected in the Predecessor financial statements.  Given such factors, please revise the notes to your financial statements for all Predecessor periods presented to include an analysis of the activity in “net Clorox investment” account along with disclosure of the average balance for each of these periods.  Refer to the guidance outlined in SAB Topic 1:B Question 4.

Response: Based upon the Staff’s comments, the Company has revised the disclosure on page F-18 to clarify that there was no entity specific debt associated with the Predecessor entity and to add disclosure of the average balance for all Predecessor periods presented.  We respectfully direct the Staff to the “net Clorox investment” disclosed on the Statements of Equity and Comprehensive Income (Loss) on page F-5 for an analysis of the activity in the net Clorox investment and to the Statements of Cash Flows for the Predecessor periods for the cash operating activities that gave rise to the balance contained within that Predecessor investment.

40.         Staff’s comment:  We note that certain arrangements with related parties such as consulting agreements with directors and officers have been discussed on pages 92 through 94 of the registration statement under the heading “Certain Relationships and Related-Party Transactions” but have not been disclosed in your financial statements as required by ASC 850-10-50.  Please revise the notes to your financial statements to disclose the nature and significant terms of all related party transactions.

Response: Based upon the Staff’s comment, the Company has revised the disclosures on pages F-18, F-19 and F-66 through F-68 to further disclose the nature and significant terms of all material related party transactions.  We have not included the employment agreement with Mr. Lundstedt within Note 2 of the Notes to Financial Statements, “Related-Party Transactions,” since the employment agreement was within the normal course of business with our Chief Executive Officer.

41.         Staff’s comment:  We note from the disclosure in the last paragraph on page 25 that Avista and several of its employees together own approximately 99.3% of Parent, which is the sole stockholder of Intermediate, your parent company.  As a result, Avista has the power to elect your board of directors and effectively control major decisions regardless of whether holders of the Exchange Notes believe that any such decisions are in their own best interests.  To the extent one shareholder is able to influence the outcome of shareholder votes and have substantial influence or control over your affairs, the notes to your audited financial statements should indicate the percentage ownership interest that this party holds and their ability to exercise significant influence or control over your operations.  Refer to the requirements of ASC 850-10-50-6.

Response: Based upon the Staff’s comment, the Company has revised the disclosures on pages F-18 and F-67 to disclose the percentage ownership interest that Avista and several of its employees holds of Parent, which is the sole stockholder of Intermediate, The Company’s parent company, and thus have the ability to exercise significant influence or control over the Company’s operations.

Note 3-Business Combinations, page F-20

42.         Staff’s comment:  Advise us and add disclosure to Note 3 to describe what the line item “working capital true-up” presented in the purchase prices allocation represents and explain how it was calculated or determined.

Response: Based upon the Staff’s comment, the Company has revised the disclosures on page F-20 to change the “working capital true-up” line item to “purchase consideration cash adjustment for working capital closing balances.”  We respectfully advise the Staff that the Company has also added an explanation of how this item was determined.

43.         Staff’s comment:  We note that in connection with the Acquisition transaction, a customer relationship intangible in the aggregate amount of $325,300 and trademarks and brands not subject to amortization of $99,400 were recognized in your financial statements.  Given the materiality of these intangible assets, please tell us and revise Note 3 to explain in further detail how you calculated or determined the amounts of the intangible asset recognized.  As part of your response and your revised disclosure, you should also disclose the estimated useful life over which the customer relationship intangible asset is being amortized to expense and should explain how this estimated useful life or period of future benefit was calculated or determined.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page F-22 to explain in further detail how it calculated or determined the amounts of the intangible asset recognized.  We respectfully advise the Staff that the Company determined the fair value of customer relationships acquired from Clorox through use of an income based approach, specifically a discounted cash flow (DCF) model. The Company also considered cost and market approaches to valuing the customer relationship intangible assets, however, the Company concluded that it was impractical to use these approaches as sufficiently reliable information was not available. The DCF model was developed using revenue projections available at the time of the acquisition and included assumptions of customer attrition based upon limited customer information from the Predecessor for the four years preceding the acquisition. As discussed further in response to the Staff’s comment #44, customer relationship intangible assets are amortized on a straight line basis over 10 years. The straight-line methodology of amortization was selected due to the lack of any other discernable pattern over which the economic benefit of the assets would be consumed. The Company estimated the useful life of the intangible asset based upon the estimated period over which the Company expects to derive benefit from existing customers at the acquisition date. Because a significant majority of the projected revenues used to value the intangible asset were estimated to occur within the first 10 years of ownership, the Company estimated the useful life as 10 years.  Additionally, considerations of the useful life included the strength of the Armor All and STP brands and the Company’s expectation that a market participant could rebuild the customer base over approximately ten years. Trademarks and brands were valued using a relief from royalty method.

44.         Staff’s comment:  Also, we note from the disclosure included in Note 3 that you amortize purchased definite-lived intangible assets, including customer relationships, on a straight-line basis over their estimated useful lives.  Often, however, customer relationships may dissipate at a more rapid rate in the earlier periods following a company’s succession to these relationships, with the rate of attrition declining over time until relatively few customers remain who persist for an extended period.  Under this pattern, a significant amount of cash flows derived from the acquired customer base may be recognized in earlier periods and then fall to a materially reduced level in later years.  In this regard, an accelerated method of amortization, rather than the straight-line method, may be the most appropriate and systematic allocation of the intangibles’ cost to the periods benefited.  In light of the materiality of customer relationships, please tell us what consideration was given to amortizing customer relationships under an accelerated method.  Assuming a satisfactory response, disclosure should be added to your financial statements to describe the reasons management believes amortization on straight-line basis is appropriate.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page F-22 to describe the reasons for use of the straight line amortization basis. We respectfully advise the Staff that on November 5, 2010, affiliates of Avista Capital Holdings, L.P. acquired The Auto-Care products Business, exuding the Prestone and YPGF licensed brands, a business product line of The Clorox Company pursuant to the terms of a Purchase and Sale Agreement dated September 21, 2010, as discussed in Note 1 to the notes of the Company’s financial statements. In connection with this acquisition, the Company recorded an amortizing intangible asset related to existing customer relationships of $325.3 million. Amortization for the value of the customer relationships is based on straight line amortization over the estimated useful life of ten years.

In connection with the Acquisition, the Company concluded that the customer relationship intangible assets had a finite life; however the precise length of that life was unknown because it was not based upon definitive contractual relationships or other defined terms. As such, the Company referred to the guidance in ASC 350-30-35-6, which states that “[i]f an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used.”

In determining whether reasonable bases existed to reflect the economic benefit derived from the customer relationship intangible assets, the Company considered historical relationships with key customers, peer data and projected sales volumes. Following is a brief discussion as to why the Company concluded that none of these factors provided a reasonable basis for establishing an amortization method for the customer relationship intangible assets.

•      Historical relationships with key customers — The Armor All and STP brands passed through many hands before being acquired by Clorox in 1997 and 1999, respectively. In connection with the acquisition, the Company found as to Armor All and STP brands that Clorox did not maintain comprehensive records necessary to estimate definitive survivor curves, mortality experience, etc. As a result, the Company did not have specific customer records of former orders to establish long term trends in relationship longevity.

The Company’s major customers include specialty auto retailers, mass merchandise retailers, discount stores, grocery stores, retail drug stores and other distributors.  The majority of the Company’s sales come from mass merchandisers, such as Wal-Mart and Target, and from automotive retail stores, such as AutoZone, Advance Auto, O’Reilly’s, and The Pep Boys.  The Company’s top seven customers, representing approximately 65% of 2011 net sales in the U.S., have been associated with the Company for as long as the Company has been able to determine. While the Company have limited information available for the Predecessor periods regarding customer attrition for the Armor All and STP brands, the Company was able to identify that approximately 4.3% and 8.6% of Armor All and STP customers, respectively, were lost during the Predecessor’s fiscal years 2006 through 2010. The Company found no pattern therein, however, except that the accounts lost during this period had significantly less than average dollar volumes, and that the Company did not see any turnover in the its major customers (i.e., those with greater than $450,000 average annual sales during this period).

Based upon the information available on historical customer relationships, the Company concluded that there was no pattern of economic benefit associated with the existing customer relationships on which to base an amortization model.

•      Peer data — The Company reviewed the publicly available Annual Reports for a deemed peer group of companies (Clorox, Colgate Palmolive, Prestige Brands, Zep, WD40, Church & Dwight, Procter & Gamble and others principally in SIC 2842) and found that where these companies had customer relationship intangible assets and provided reasonable disclosure thereof, that they were being amortized on a straight-line basis.  From this, the Company concluded that industry peers had not identified a discernable pattern of economic benefit derived from customer relationships in significant acquisitions that would provide it a reasonable basis for establishing an amortization methodology.

•      Projected sales volumes - The Company does business with its customers on a purchase order basis. Customer purchase trends usually have some element of cyclicality due to the normal industry life cycles, weather conditions that contribute favorably or unfavorably to customer demand, and an element of seasonality each year.  Therefore, sales volumes with any particular customer generally fluctuate from year-to-year and within an operating cycle; however the Company finds our customers loyal to the Armor All and STP brands.

To estimate the fair value of the customer relationship intangible assets, the Company used the discounted cash flow model, utilizing projected revenues available at the time of acquisition. The projections included certain attrition rates largely based upon limited information available for the predecessor period (i.e. sales data for four years prior to acquisition). While the fair value of the customer relationship intangible assets incorporated projected revenue streams and attrition assumptions, as required by professional valuation standards, our sales projections do not indicate any specific trend with regard to the benefit of customer relationships existing at the acquisition date, including a pattern of significant attrition. Additionally, the Company concluded that the limited information available regarding historical attrition rates was not sufficient to discern a pattern in which economic benefit was derived and, as noted above, the attrition information that was available indicated no attrition of significant customers which drove the majority of the fair value. As a result, the Company concluded that sales volumes also did not provide a discernable pattern of economic benefit derived from the customer relationships.

As we were unable to identify a reasonable basis for establishing an amortization model for customer relationship intangible assets that reflected a pattern in which the economic benefit of the assets were to be consumed, we concluded that use of the straight-line amortization method over an estimated useful life of 10 years was appropriate.

The Company will continue to monitor its customer relationships for information that might suggest a different pattern in which economic benefit is derived from the asset and consider the need to revise the estimates and methods of amortization as appropriate.

Based upon the Staff’s comment, the Company has revised the disclosure on page F-23 to explain in further detail how it calculated or determined the amounts of the intangible asset recognized.

45.         Staff’s comment:  We note that during the year ended December 31, 2011, you retrospectively adjusted the goodwill balance, as of the Acquisition, primarily to reflect a change in estimated state tax rates used to value deferred tax assets and liabilities that were recorded on a provisional basis in the original purchase accounting.  We also note that the retrospective adjustment resulted in a reduction of net tangible liabilities assumed and goodwill in the amount of $5,768,000.  The measurement period adjustment was recorded based on information obtained during the period of adjustment.  Advise us and revise your disclosure to describe the nature of the new information obtained during the period of adjustment and explain in further detail how this adjustment to liabilities assumed and goodwill was calculated or determined.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page F-23 to describe the nature of the new information obtained during the period of adjustment and explain in further detail how this adjustment to liabilities assumed and goodwill was calculated or determined..

46.         Staff’s comment:  Please revise Note 3 to include a qualitative description of the factors that make up the goodwill recognized, such as intangible assets that do not qualify for separate recognition, or other factors.  Refer to the disclosure requirements outlined in ASC 805- 30-50.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages F-20 and F-21 to include a qualitative description of the factors that make up the goodwill recognized. Among the factors that contributed to a purchase price in excess of the fair value of the net tangible and intangible assets acquired was the acquisition of an assembled workforce skilled in product development and production and the acquired product lines’ market position and distribution network, which provides a base for product line expansion and corporate development opportunities.

47.         Staff’s comment:  We note from the disclosure included in the Business and other sections of the registration statement that your products consist primarily of the Armor All and STP product line offerings.  As these appear to represent two distinct types of products or product lines, please revise Note 13 to disclose the revenues associated with each of these product lines during the various periods presented in your financial statements.  Refer to the disclosure requirements outlined in ASC 280-10-50-40.

Response: Based upon the Staff’s comments, the Company has revised the disclosure on page F-43 to disclose the revenues associated with each of the Armor All and STP product line offerings during the various periods presented in the Company’s financial statements. Additionally, we respectfully advise the Staff that the Company’s revised disclosures includes the addition of Armor All and STP sales for its North America segment (which has comprised over 75% of the Company’s net sales for each fiscal year since 2009).  Due to limitations on the availability of historical information for Predecessor periods, the Company is unable to disclose Armor All and STP sales for its International segment without expending considerable time, effort and resources.  However, the Company is currently collecting this information and fully intends to disclose such information for future periods.

Exhibit 5.1

48.         Staff’s comment:  Please have counsel revise the first sentence in the last paragraph on page 2 of the legal opinion to delete the word “internal” when describing the law of the State of New York.  Otherwise, please explain the meaning of this limitation and why counsel believes it is appropriate.

Response: Based upon the Staff’s comment, counsel to the Company has revised the language in the last paragraph on page 2 of the legal opinion to delete the word “internal” when describing the law of the State of New York.

49.         Staff’s comment:  Please have counsel revise the last partial sentence on page 2 of the opinion to delete the limitation that relates to counsel’s lack of qualification to practice law in the State of Delaware.  It is inappropriate for counsel to indicate that it is not qualified to opine on the law of the jurisdiction in question.

Response: Based upon the Staff’s comment, counsel to the Company has revised the last partial sentence on page 2 of the opinion to delete the limitation that relates to counsel’s lack of qualification to practice law in the State of Delaware.

50.         Staff’s comment:  Please have counsel revise to delete the penultimate paragraph on page 3 of the opinion.

Response: Based upon the Staff’s comment, counsel to the Company has revised page 3 of the opinion to delete the penultimate paragraph.

Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact me at (212) 446-4844 or my colleague Joshua N. Korff at (212) 446-4943.

Sincerely,

/s/ Jason K. Zachary

Jason K. Zachary

Cc:	David P. Lundstedt, President and Chief Executive Officer
J. Andrew Bolt, Executive Vice President and Chief Financial Officer